Exhibit 99.20

CERTAIN IDENTIFIED INFORMATION, MARKED BY [***], HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY, IF PUBLICLY DISCLOSED.

EXCLUSIVE OPERATING AGREEMENT

THIS EXCLUSIVE OPERATING AGREEMENT (this “Agreement”) dated this 14th day of June, 2023 (the “Effective Date”), is by and between AEG Presents – Rocky Mountains, LLC, a Delaware limited liability company (“Operator”) and Notes Live, Inc., a Colorado corporation (“Owner”).

RECITALS

WHEREAS, Owner is currently constructing an approximately 8,000-capacity open-air amphitheater currently intended to be named “The Sunset Amphitheater”, exact address TBD, Colorado Springs, Colorado (the “Venue”) within the retail and commercial development known as Polaris Pointe in northern Colorado Springs, Colorado, southeast of Interstate-25 and North Gate Boulevard on the city’s far north side as further described herein (the “Project”).

WHEREAS, Operator is an experienced venue operator and booker of first class entertainment venues substantially comparable to the Venue.

WHEREAS, Owner and Operator (the “Parties”) desire that Operator operate and book the Premises upon the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the recitals set forth above, the covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Owner and Operator covenant and agree as follows:

1. GRANT OF RIGHTS.

(a) Grant of Rights. Subject to the terms and conditions set forth herein, Owner grants to Operator the exclusive right to operate and use the Venue located within the Project, including all facilities, structures, improvements, fixtures, easements, rights of ingress and egress, and appurtenances located thereon or thereto (the “Premises”), including the nonexclusive right to use the common areas of the Project such as loading docks, corridors, sidewalks, etc., for the Permitted Use (“Common Areas”). Owner shall also be responsible for building and operating the restaurant building (the “Restaurant Building”) that includes terraced seating of approximately 1,200 capacity shown on the Schematic Seating Plan attached as Exhibit A (“Schematic”) as Level 1, Level 2 and Level 3 (the “Terraced Suites”). The Restaurant Building is not intended to be part of the Venue; provided however that the Terraced Suites shall be part of the Venue for all purposes, including Operator’s exclusivity, operations and ticketing, the Base Fee, Venue Expenses and Adjusted Gross Revenues (each as defined herein).

(b) Owner Reserved Events. Notwithstanding Section 1(a), Owner reserves the right for Owner to use the Venue for (i) private events such as corporate events, high school graduations, etc. and (ii) publicly ticketed movie nights and performances by local bands that are not nationally recognized and that are not promoted by or co-promoted with a national promoter, both pursuant to industry standard calendar scheduling processes and standard licensing procedures (“Owner Reserved Events”) at its sole expense and risk. Standard licensing procedures for each Owner Reserved Event include the following: (i) Operator enters into its standard event license agreement with the third party licensor; (ii) Operator retains control over the Venue and provides agreed upon staffing and services; (iii) Operator provides an initial estimate of costs and expenses depending on the nature of the event that will then be reconciled to actual amounts in settlement; (iii) settlement is on an event-by-event basis so the night of each such event, Operator prepares an accounting and reconciliation including actual expenses; and (iv) any outstanding payments due between the Parties for expenses not covered by the third party licensor, event profits and/or event losses shall be made within ten (10) days following such settlement.

(c) Fire Pit Suites. The 90 “Fire Pit Suites” (approximately 800-person capacity) at the Venue (“Fire Pit Suites”), were previously sold by Owner so no additional revenues from sales of tickets are expected to be derived from that space and no Base Fee is payable for any tickets issued for the Fire Pit Suites. For all other purposes, the Fire Pit Suites shall operate as part of the Premises, including Operator’s responsibilities for operating the Fire Pit Suites, and all revenues therefrom shall be included as Adjusted Gross Revenues and all expenses shall be included as Venue Expenses.

2. TERM.

(a) Term. The initial term of this Agreement (the “Initial Term”) shall be for a period commencing on the delivery of the Premises by Owner in compliance with its obligations set forth under Owner’s Work (the “Commencement Date”) and shall expire at 11:59 PM local time on the calendar day immediately preceding the [***]full Year after the Fee Commencement Date (the “Initial Expiration Date” as such date may be automatically extended by the length of any Renewal Periods that are exercised, the “Expiration Date”)). As used herein, the term “Year” shall have the following meaning: (a) provided that the Fee Commencement Date is in May of such year, the first Year shall be the period commencing on the Fee Commencement Date and expiring at 11:59 PM local time December 31st; and (b) the second and each subsequent Year shall mean the successive calendar years from January 1 to December 31. In the Event that the Fee Commencement Date is in June or later then due to the seasonal aspect of the Venue, the Parties agree that first Year will begin with the first full season at the Venue and the partial initial year shall not count towards the [***]Years of the Initial Term.

(b) Renewal Options. Operator may extend the Initial Term of this Agreement for two additional successive and consecutive periods of five Years each (each, an “Renewal Period” and if exercised, together with the Initial Term, the “Term”) on the same terms as set forth in this Agreement. Operator may exercise an option for a Renewal Period by delivering to Owner written notice of Operator’s intent to exercise such option not less than six (6) months prior to the Initial Expiration Date or, if the Term is extended by Operator’s exercise of the first Renewal Period, the last day of the most-recently exercised Renewal Period. All terms and conditions of the Agreement shall remain in place during the Renewal Terms.

(c) Fee Commencement Date Memorandum. As soon as practicable following the Fee Commencement Date, upon request of either Party, Owner and Operator shall promptly and in good faith execute and deliver to one another a memorandum setting forth (a) the Fee Commencement Date; and (b) the Initial Expiration Date, provided that the failure to do so shall not affect the enforceability of this Agreement.

(d) Surrender. On the Expiration Date, Operator shall surrender possession of the Premises to Owner in a broom clean and in the same condition it was delivered on the Commencement Date, normal wear and tear and Improvements excepted. On the Expiration Date, Operator shall surrender to Owner all keys to or for the Premises and inform Owner of all combinations of locks, safes and vaults, if any, which will remain in the Premises.

3. OPERATING FEE. Beginning on the Fee Commencement Date, Operating Fees payable to Owner by Operator related to Operator’s rights hereunder shall consist of the Base Fee and the Owner Revenue Share.

(a) Base Fee. The Base Fee payable to Owner shall be $[***]per paid ticket to each public event held by Operator pursuant to this Agreement at the Premises (each, an “Event”), including (i) paid tickets on the Terraced Suites, and (ii) for any Event which Owner has opted out of, but specifically excluding any tickets related to the Fire Pit Suites. These amounts will be paid by Operator monthly in arrears, within ten (10) days of the completion of any calendar month in which there were Events. The Base Fee shall increase by [***]per year. For any Owner Reserved Events with paid tickets, the Base Fee shall only be payable in the event that Owner chooses to charge it as an Event Expense and then it will be paid as part of the settlement of such event. “Fee Commencement Date” means the date of Operator’s “grand opening event” at the Premises after delivery of the Premises by Owner in compliance with its obligations set forth under Owner’s Work; provided that, for the avoidance of doubt, no “soft openings” or other similar pre-opening activities shall constitute Operator’s “grand opening event”.

(b) Owner Revenue Share. Each month, Owner shall be entitled to [***]percent of the Venue Profits, if any or shall be responsible for [***]% of the Venue Losses, if any. If there are Venue Profits, Operator shall pay Owner its share of Venue Profits monthly in arrears, within ten (10) days of the completion of any calendar month in which there were Events. If there are Venue Losses, Operator shall send a written notice to Owner setting forth Owner’s share of such Venue Losses, and Owner shall reimburse Operator for its share of such Venue Losses within 10 days of the date of such notice. Within 30 days of the completion of Operator’s annual audit performed by outside accountants, Operator shall furnish to Owner a reconciliation statement showing the actual Venue Profits and Venue Losses for the applicable Year based on final actual Adjusted Gross Receipts and Venue Expenses. Depending on the results, Owner shall either receive an additional payment of Venue Profits or be required to pay its share of additional Venue Losses within ten (10) days of the date of such reconciliation statement.

(c) Financial Definitions.

(i)	“Adjusted Gross Revenues” shall mean all revenues received by Operator at the Venue, including all ticket sales receipts, ticket rebates, facility fees, VIP services, net food and beverage sales, promoter profit, net venue commission from Artist merchandise sales, parking, event rental fees, Parking Fees and sponsorship fees, net of any and all applicable sales taxes and/or commissions. Adjusted Gross Revenues shall not include monies collected for the benefit of and paid to third parties – e.g., co-promoters or gratuities for Operator’s personnel.

(ii)	“Venue Expenses” shall mean all expenses incurred by Operator, including those incurred indirectly via Owner as specifically set forth in this definition below, for the day-to-day operation of the Premises and booking and production of events as set forth under Operator Responsibilities below, including Base Fees, amounts specifically set forth elsewhere in this Agreement, artist fees; staffing; production; Property Taxes (as defined below), marketing and advertising; insurance costs; audit, accounting and legal fees; fines and penalties incurred as a result of an Event; cleaning and janitorial fees; operating supplies; office costs; computer software and hardware; internet, telephone and communications equipment rental; repairs and maintenance within Operator’s scope of responsibilities; utilities; travel and entertainment expense related to Venue only; security; service agreements; ticketing; and all other non-capital expenses incurred in opening, operating and managing the Premises. Venue Expenses shall not include any of Owner’s expenses, including common area maintenance costs or any of Owner’s other obligations set forth herein, except for the Premises’ cost of the all-risk property insurance and Property Taxes, as set forth herein. Venue Expenses that are not “show costs”, meaning expenses including overhead/G&A, insurance costs, Property Taxes, etc., will be allocated amongst all Events and Owner Reserved Events each Year pro-rata based on gross revenues.

(iii)	“Venue Losses” shall mean each Year when there are insufficient Adjusted Gross Revenues to pay the full amount of the Venue Costs.

(iv)	“Venue Profits” shall mean for each Year when Adjusted Gross Revenues exceed the full amount of the Venue Expenses.

4. CONDUCT OF BUSINESS.

(a) Permitted Use. During the Term, Operator may use, occupy, manage and operate the Premises as a live entertainment venue with a capacity of 8,000, together with ancillary and incidental uses thereto including without limitation operation of food and alcoholic and non-alcoholic beverage service for on-site consumption, VIP rooms and facilities, private rentals, private parties, product exhibitions, meetings, fund raising events, charity events, broadcasting, recording, sound checks, rehearsals, sale of concession items, sale of merchandise related to use or operation of the Premises, exhibiting of films and other media, pay-per-view events, the display and sale of works of art, videotapes, promotional items, music, CDs, DVDs and other items of a kind or nature sold at entertainment venues, general offices, advertising, facility sponsorship, and any other related use consistent generally with the foregoing (as all of the foregoing may expand or evolve over time through changes in technology or otherwise), subject to compliance with applicable Legal Requirements (collectively, the “Permitted Use”). Operator shall have the free and uninterrupted exclusive access to and use of the Premises, and easements and licenses appurtenant thereto, 24 hours per day, 7 days per week, subject to the terms of this Agreement.

(b) Operator Responsibilities. Operator shall manage, operate and maintain the Premises as a live entertainment venue in a manner consistent with the level of service and quality at comparable live entertainment venues it operates, including booking and producing events, booking artists, ticketing, marketing, staffing, security, sponsorships, merchandise, food and beverage, general facility operations such as communications, day-to-day maintenance, cleaning, and upkeep not involving capital improvements or capital acquisitions, contracting, hiring service providers including the Concessionaire, accounting, human resources and any other services typically performed by a venue operator and booker in the live entertainment industry. All costs and expenses related to such obligations shall be Venue Expenses. Operator shall be responsible for collecting all Adjusted Gross Revenues and paying all Venue Expenses in a in a timely manner so as to ensure that there is no material and adverse impact on the operation of the Premises. In the event that Owner is contacted directly with regards to booking an Event, it shall refer such party to Operator and acknowledges and agrees that Operator shall be the sole party to negotiate and contract with artists for Events.

(c) Owner Opt-Out Right. Owner may opt-out of an Event proposed Operator by delivering written notice to Operator within 48 hours of receiving notice of the intended artist and date of an Event. In the event of an opt-out, Operator shall be entitled to retain all Event Profits and be solely responsible for the Event Losses related to such Music Event, as the case may be, and such revenues and expenses shall not be included in Adjusted Gross Revenues or Venue Expenses. Even if Owner opts out of an Event, the Event will still count towards the Event and Attendance Targets set forth in Section 15. “Event Profits” means if the Event’s Adjusted Gross Revenues exceed the Event’s “show costs” plus its allocation of Venue Expenses (“Event Expenses”). “Event Losses” shall mean if the Event Expenses exceed the Event’s Adjusted Gross Revenues.

(d) Operator Opt-Out Right. In the event that Owner wishes to propose an Event (which process will be in keeping with Section 4(b) above related to booking of artists), Operator may opt-out of such Event proposed Owner by delivering written notice to Owner within 48 hours of Owner confirming it wants to proceed with the intended artist and date of an Event regardless of Operator’s advice. In the event of such an opt-out, Operator shall continue to operate and book the Event as usual however Owner shall be entitled to retain all Event Profits and be solely responsible for the Event Losses related to such Music Event, as the case may be, and such revenues and expenses shall not be included in Adjusted Gross Revenues or Venue Expenses. Even if Operator opts out of an Event, the Event will still count towards the Event and Attendance Targets set forth in Section 15.

(e) Operator Radius Restriction. During the Term, Operator shall not operate any seasonal, outdoor live entertainment venue within[***]miles excepting Denver and Arapahoe counties (“Restricted Area”) having a capacity of more than 4,000 and less than 9,000 persons (a “Competing Venue”), it being agreed that, notwithstanding the foregoing, Operator shall have the right to enter into bookings and exclusive booking agreements for any live entertainment venue within the Restricted Area.

(f) Protected Use within Project. During the Term, Owner shall not permit, directly or indirectly, any ticketed music events within the Project other than at the Premises and at the Boot Barn Hall provided its capacity is not expanded beyond its current 1,400 general admission capacity.

(g) Owner Radius Restriction. Commencing on the Effective Date and continuing until the expiration or termination of the Term, neither Owner nor its Affiliates (as defined herein) shall directly or indirectly, own, operate or develop any Owner Competing Venue (as defined herein) within the Restricted Area. If the foregoing protective covenant is violated by Owner, then Operator may enforce the covenant directly against Owner by recovery of damages or by equitable remedies including specific performance, injunction and declaratory relief. If the foregoing protective covenant is violated by one or more Affiliates of Owner then Operator may enforce covenant directly against Owner by recovery of damages. Further, if Owner develops a music venue in the Restricted Area that is not prohibited by the previous sentence, then it will first offer Operator the right to such venue. For purposes of this Agreement, “Owner Competing Venue” shall mean any venue with a capacity in excess of 1,400 general admission capacity.

6. OWNER RESPONSIBILITIES.

(a) Owner Expenses & Obligations. Except as otherwise set forth herein, Owner shall be solely responsible for and pay all the costs and expenses associated with the ownership, upkeep and operation of the Premises and the Project, including capital maintenance and repairs including structural (including, but not limited to the foundation, roof, structural walls, columns and beams and floor slabs), physical plant (including but not limited to HVAC, MEP), any repairs that may be required by any lawful authority, and anything required under the Agreement and Operator shall not be charged for any such costs related to the Premises nor shall such costs be included as Venue Expenses. Owner shall pay all such expenses in a timely manner so as to ensure that there is no material and adverse impact on Operator’s operation of the Premises.

(b) Parking. Owner shall make on-site parking spaces available for use by event attendees in a number sufficient to obtain and maintain all Approvals and Premises Approvals for the Premises to operate at full capacity. Parking/Facility Fees pursuant to the Development Plan shall be included as Adjusted Gross Revenues and expenses related to the parking operations for Events shall be Venue Expenses. Owner shall also make an agreed upon number of parking spaces on site available to Operator’s employees free of cost.

(d) Project Signage. In addition to outdoor signage on the Premises for the promotion of Venue events and Venue sponsors directly associated with current and future scheduled events at the Premises, Owner and Operator shall agree on directional and promotional outdoor signage for the Premises elsewhere in the Project and Operator will have to right to promote the Venue and Venue events on the Project’s signage at no additional cost to Operator.

(e) Further Assurances. Owner will use its best reasonable efforts, without cost to the Owner, to cooperate with Operator and, upon request, assist Operator with regard to any licenses, consents and approvals required or desired by Operator related to Improvements and/or Operator’s operation of the Premises.

7. SPONSORSHIPS. During the Term, Owner shall be entitled to secure name-in-title sponsorship rights for the Venue and be entitled to retain the sponsorship fees related thereto and shall be responsible for fulfillment of such sponsorship elements. Operator and Owner shall both be entitled to secure all other sponsorships for the Premises subject to each other’s mutual approval. Owner may include the Premises in any sponsorships for the Project only with Operator’s prior written approval and an agreement on the allocation of the sponsorship fee to the Premises. Sponsorship fees shall be included as Adjusted Gross Revenues after deduction of a [***]commission payable directly to the party securing the sponsorship.

8. FOOD AND BEVERAGE CONCESSIONS. Operator may elect, in its sole discretion, to apply or cause a third-party concessionaire engaged by Operator (“Concessionaire”), to apply for an all-alcoholic beverage pouring license for the Premises, or such other liquor license that Operator deems necessary or appropriate in connection with any Permitted Use (the “Liquor License”). Concessionaire may maintain any licenses on Operator’s behalf and act as Operator’s designated representative in all respects relating thereto, and may from time to time assign such licenses as Operator deems appropriate in Operator’s sole and absolute discretion, and otherwise perform and satisfy Operator’s obligations hereunder, including any obligation to maintain liquor liability insurance. Owner shall execute and deliver all documents and instruments as may be reasonably necessary or appropriate in connection therewith, and shall otherwise reasonably cooperate in connection therewith.

9. OWNER’S WORK.

(a) Owner’s Work. Owner shall be solely responsible for the development and construction of the Venue, the Common Area and the Restaurant Building (the “Improvements”) as well as the installation of all sound equipment, lights, video equipment, furniture, kitchen equipment, bar equipment, stage and related equipment, rigging equipment, art, décor, signage, etc. (“FF&E”), at its sole cost and expense, pursuant to the Schematic attached hereto on Exhibit A and the plans and specifications to be mutually and reasonably agreed upon by Owner and Operator as further set forth on Exhibit B hereto, which plans shall conform to Operator’s production requirements.

(b) Permits; Licenses, Etc. Owner shall be responsible for procurement of all licenses, approvals, permits and entitlements from the City of Colorado Springs, community boards, etc. for the Premises, including the zoning and entitlements related to the conditional use permit and an all-alcoholic beverage pouring license for the Premises (the “Liquor License”) and hours of operation (the “Approvals”) at its sole cost and expense. For clarity, Owner shall not be required to procure the Liquor License itself, but shall procure any special or conditional use permits necessary for Operator or its concessionaire to procure its Liquor License. Subject to Owner’s receipt of such Approvals, as between Owner and Operator, Operator shall be responsible to obtain, at no additional cost and expense to Owner, any specific Approvals related solely to the Premises including the cost to acquire the Liquor License (“Premises Approvals”) as Venue Expenses.

(c) Development Agreement. The Parties acknowledge and agree to abide by the Development Agreement Owner previously entered into with the City of Colorado Springs (“Development Agreement”) that requires that all paid tickets must include a parking/facility fee of a minimum of $10.00 per ticket to be assessed to each purchaser as part of the ticket purchase flow (“Parking/Facility Fee”).

(d) Sub-metered Utilities. Prior to the Fee Commencement Date, Owner shall cause the utility-owned meters to measure usage only within the Premises, and Operator shall have reasonable access to such meters wherever located within the Premises, for the purpose of verifying the same. If Operator determines that any utility meter for utilities serving the Premises also measures usage outside the Premises, then Operator shall have the right to install sub-meters to measure such usage outside the Premises, and Owner shall reimburse Operator for the costs associated with the installation of such meter, and for usage outside the Premises, in amounts and at rates reasonably determined by Operator.

(e) Property Taxes. Prior to the Fee Commencement Date, Owner shall cause the Project land to be legally subdivided so that the Venue land becomes a legal and tax parcel, separate from any other portion of the Project. Subject to the foregoing, during the Term, the Property Taxes on the Venue shall be a Venue Expense. “Property Taxes” means real estate taxes and assessments collected by the El Paso County Treasurer.

10. DESTRUCTION OF THE LEASED PREMISES.

(a) Continuance of Agreement. In the event of any damage to the Premises by fire or other casualty, this Agreement shall not be terminated or otherwise affected; except that, if the fire or casualty occurs in the last two Years of the Term, and if Owner’s contractor reasonably estimates that it will take longer than two Years from the date of the casualty to restore the Premises and any other portions of the Improvements required to operate in the ordinary course (which estimate Owner shall cause to be delivered to Operator in writing within 90 calendar days after the date of such damage or casualty), then either Owner or Operator shall have the option to terminate this Agreement within 30 calendar days following receipt of such notice from Owner by giving written notice to the other during such period. In the event of any termination, Owner and Operator shall be relieved from any and all further liability or obligation accruing under this Agreement from and after the date of such termination.

(b) Restoration. If the Premises are damaged by fire or other casualty and this Agreement is not terminated in accordance with Section 10(a) above, then the damage to the Premises and Improvements if applicable shall be promptly repaired by Owner. Owner shall diligently pursue the completion of its work and shall cause the same to be completed as soon as reasonably possible under the circumstances.

11. CONDEMNATION. If the Premises or any material portion thereof shall be taken or condemned by any governmental authority (including, for purposes of this Section, any purchase by such governmental authority in lieu of a taking), then Operator may elect to terminate this Agreement by giving notice to Owner not more than 180 calendar days after the date on which title or possession shall vest in the authority. In the case of any taking or condemnation, whether or not the Term of this Agreement shall cease and terminate, the entire award shall be the property of Owner, except that Operator shall be entitled to any award made for moving expenses, going concern value and goodwill.

12. FORCE MAJEURE. Neither Owner nor Operator shall be chargeable with, liable for, or responsible to the other for any Force Majeure, and any Force Majeure shall not be deemed a breach of or default in the performance of this Agreement, it being specifically agreed that any time limit contained in this Agreement shall be extended by a number of days equal to the number of days of such Force Majeure. As used herein, “Force Majeure” means any delay, interruption or prevention beyond the reasonable control of Owner or Operator, as the case may be, including without limitation delay, interruption or prevention due to inclement weather, natural disaster, disease, epidemic, pandemic, casualty, labor strikes or disputes, shortage of materials, labor or utility services (and at reasonable prices), national emergency, delays in governmental approvals, acts of God, governmental restrictions, fire, explosion, war, invasion, insurrection, rebellion or riots, or acts of terrorism.

13. INTELLECTUAL PROPERTY; DATA.

(a) Tradename of Venue. Owner represents and warrants it owns all rights to the name “The Sunset Amphitheater” (the “Venue Name”). Owner hereby grants Operator an exclusive, irrevocable, royalty free license during the Term to use the Venue Name and any other current or future trade names, service names, logos and derivatives thereof for the Premises and the operation of the Premises (collectively, the “Marks”) in its operation of the Premises and the Venue’s business, including the right to grant the right to others to use the Marks consistent with that purpose.

(b) Website URL, Social Media Sites. Owner is the registered owner of the domain name known as “https://sunset.live/” and related names (the “Website URL”) and shall deliver the Website URL and any Mark-related or Venue-related social media sites and handles to Operator within ten (10) days of the Commencement Date pursuant to an agreed upon manner for Operator’s use during the Term. Upon termination of this Agreement, Operator shall deliver the Website URLs and related social media sites back to Owner pursuant to an agreed upon manner.

(c) Data. Operator and Owner shall jointly own all data: (i) generated by purchasers of tickets to the Events (the “Ticket Purchasers”), including but not limited to, names, email addresses, phone numbers, demographics, profiles, purchasing history, and other marketing or identifying information, so long as the Ticket Purchaser has consented to the collection and use of such information; and (ii) such other data regarding the Festivals as may be collected by the Parties in the performance of this Agreement (collectively, the “Purchaser Data”). Each Party has the right to use, analyze, modify and copy the Purchaser Data for any lawful purpose consistent with their standard business operations and in connection with providing or receiving ticketing services, provided each party agrees to collect, hold and use such information in compliance with all applicable privacy policies, and subject to each Party’s compliance with all applicable laws and regulations and with any relevant customer requests such as data deletion requests or marketing opt-outs. Further, the Parties acknowledge and agree that initial disclosure of Purchaser Data shall occur utilizing Operator’s ticketing company’s platforms and/or supplied technology and Operator hereby represents and warrants that it shall cause such ticketing company to comply with all applicable laws and regulations related the collection, storage and disclosure of personal information, e.g., the General Data Protection Regulation and the California Consumer Privacy Act of 2020. The Parties shall take all necessary steps to disclose to the public each Party’s rights herein. Each of Operator and Owner agrees to indemnify and hold harmless the other Party, and their Affiliates, officers, directors, agents and employees from and against any claim or lawsuit arising out of, or relating to the use of, Purchaser Data by the indemnifying party except to the extent any such claim or lawsuit arises out of and/or results from the negligence and/or willful misconduct, including the violation of any applicable privacy law, of such other Party. The Parties shall amend or add to the terms of this Section in the event applicable laws or interpretations thereof render any of the foregoing illegal or otherwise impose additional requirements on the parties. This Section 13(c) shall survive the termination of this Agreement.

14. EVENTS OF DEFAULT AND REMEDIES.

(a) Event of Default. The occurrence of any one of the following events shall constitute a default under this Agreement (each, a “Event of Default”):

(i) the failure of either Party to make a payment required under this Agreement and the failure continues for thirty (30) days after written notice that the payment is due and payable;

(ii) the failure of either Party to promptly and fully perform any material term, condition or covenant contained in this Agreement and the failure continues for thirty (30) days after written notice from the other Party, provided however, if such default by its nature cannot be cured within thirty (30) days and if the defaulting Party has commenced curing such default and diligently and continuously pursues such remedy, then the defaulting Party shall have ninety (90) days from such written notice within which to cure such default;

(iii) the assignment by either Party for the benefit of creditors, or the institution of a proceeding in bankruptcy, receivership or insolvency by or against, or if a trustee or receiver shall be appointed for, either Party or any other assignment not permitted under this Agreement;

(iv) Owner’s failure to deliver physical possession of the Premises to Operator on the Commencement Date.

(b) Owner Remedies. During the continuance of Operator’s Event of Default, Owner shall have the following remedies: (i) to terminate this Agreement and recover possession of the Agreement Premises; (ii) to require specific performance of the terms of this Agreement; or (iii) to recover damages. Owner shall use commercially reasonable efforts to mitigate any damages resulting from any default by Operator under this Agreement. Notwithstanding anything to the contrary herein or under applicable law, following entry of any order of termination or forfeiture against Operator by a court of competent jurisdiction arising from a default by Operator, Operator shall have a right to cure such default and nullify such termination or forfeiture within 10 calendar days after entry of such order.

(c) Operator Remedies. During the continuance of an Owner Event of Default, Operator shall have the following remedies: (i) to incur any reasonable expense necessary to perform the obligation of Owner specified in the notice given by Operator and perform such obligation, and, unless Owner reimburses Operator the reasonable costs therefor within 30 calendar days following notice thereof from Operator, Operator shall have the right to deduct or offset such unpaid reimbursement from the Operating Fee as it comes due; (ii) if the Owner Event of Default arises from the failure by Owner to pay to Operator any amount due Operator pursuant to this Agreement, Operator shall be entitled to recover all such unpaid amounts by offset against the Operating Fees as such Operating Fees comes due; or (iii) to terminate this Agreement.

15. EARLY TERMINATION RIGHT. Owner acknowledges that this Agreement does not constitute an agreement to book or arrange any specific artist or event at the Premises and that all bookings are subject to scheduling, logistics and artist preference. Operator will use commercially reasonable efforts to book (a) an average of 30 Events per Year or (b) hold Events with an average of [***]attendees per year (each pro-rated for any partial Year, adjusted for seasonality and reduced for the number of Owner Reserved Events booked by Owner on dates that Operator could have otherwise booked Events) (the “Event or Attendance Target”). Operator’s failure to meet the Event or Attendance Target shall not be a breach of, or a default under, the Agreement. Notwithstanding the foregoing, starting in the third Year of the Term, Owner may choose to terminate the Agreement by giving written notice to Operator within thirty (30) days of the last Event of each season where, after calculating the rolling 3-Year average of Events and attendance numbers, the Operator did not meet either the Event or Attendance Target. If Owner chooses to terminate the Agreement pursuant to this provision, Operator may cause Owner to rescind such termination notice if it chooses to pay Owner an amount equal to the product of (1) average Base Fee per Event multiplied by [***]the difference between the 30 Events per Year and the number of such Events actually presented that Year.

16. REPRESENTATIONS AND WARRANTIES.

(a) Representations and Warranties of Operator. Operator hereby represents and warrants that (i) Operator is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to conduct its business as presently conducted, and to execute, deliver and perform its obligations under this Agreement; (ii) Operator has taken all necessary action to authorize its execution, delivery and performance of this Agreement. This Agreement constitutes a legal, valid and binding obligation of Operator, enforceable against Operator in accordance with its terms; and (iii) the execution, delivery and performance of this Agreement by Operator does not and will not conflict with, or constitute a violation or a breach of, or constitute a default under, or result in the creation or imposition of any lien upon the property of Operator by reason of the terms of (a) charter documents of Operator, (b) any applicable law, rule or regulation binding upon or applicable to Operator, or (c) any material agreements to which Operator is a Party.

(b) Representations and Warranties of Owner. Owner hereby represents and warrants that (i) Owner is a corporation, duly organized, validly existing and in good standing under the laws of the State of Colorado, with full power and authority to conduct its business as presently conducted, and to execute, deliver and perform its obligations under this Agreement; (ii) Owner has taken all necessary action to authorize its execution, delivery and performance of this Agreement. This Agreement constitutes a legal, valid and binding obligation of Owner, enforceable against Owner in accordance with its terms; and (iii) the execution, delivery and performance of this Agreement by Owner does not and will not conflict with, or constitute a violation or a breach of, or constitute a default under, or result in the creation or imposition of any lien upon the property of Owner by reason of the terms of (a) charter documents of Owner, (b) any applicable law, rule or regulation binding upon or applicable to Owner, or (c) any material agreements to which Owner is a Party. Owner further represents and warrants to Operator that, as of the date hereof, no mortgage, deed of trust or other security interest encumbers the Premises.

17. INDEMNIFICATION.

(a) Indemnification by Operator. Operator shall and hereby does indemnify, defend and hold Owner, its employees, agents, officers, directors, partners, members and shareholders (“Owner Parties”) harmless from and against any and all third-party claims, actions, damages, liability, losses, suits, obligations, fees, and expenses (including reasonable attorneys’ fees) (collectively, “Claims”), to the extent arising from or out of Operator’s use and occupancy of the Premises, except to the extent caused by the negligence or misconduct of any of the Owner Parties acting in their capacity as Owner Parties.

(b) Indemnification by Owner. Owner shall and hereby does indemnify, defend and hold Operator or any of its employees, agents, officers, directors, partners, members, shareholders, customers, patrons, guests or contractors (“Operator Parties”) harmless from and against any and all third-party Claims to the extent arising (i) from the Project including the Restaurant Building, (ii) from any Owner Reserved Events and Events that Operator has opted out of, and (iii) from the action of any of the Owner Parties, except to the extent caused by the negligence or misconduct of any of the Operator Parties acting in their capacity as Operator Parties. Further, Owner hereby agrees to protect, defend, indemnify and hold harmless Operator Parties from any Claims arising out of or related to the Marks.

18. INSURANCE.

(a) Operator’s Insurance. During the Term, Operator shall maintain or cause to be maintained, each as a Venue Expense, insurance policies providing for the following coverage:

(i) Commercial auto liability insurance, providing a minimum limit of One Million Dollars ($1,000,000) each accident combined single limit for all owned, non-owned and hired automobiles.

(ii) Commercial general liability insurance providing coverage for bodily injury and property damage liability, personal and advertising injury liability, with minimum limits of One Million Dollars ($1,000,000) each occurrence and Two Million Dollars ($2,000,000) in the aggregate. This coverage shall be primary and non-contributory to any coverage available to the Owner, and Owner’s insurance shall be excess thereto. This coverage shall include a waiver of subrogation in favor or Owner. This coverage shall include Owner, its subsidiaries, affiliates, directors, officers and employees as additional insured.

(iii) Umbrella excess liability insurance with a minimum limit of Ten Million Dollars ($10,000,000) each occurrence and Ten Million Dollars ($10,000,000) in the aggregate. This coverage shall be excess over the commercial auto liability, commercial general liability and employers’ liability policies.

(iv) Workers’ compensation and employers’ liability providing workers’ compensation coverage with statutory limits under any applicable law, and employers’ liability insurance with minimum limits of One Million Dollars ($1,000,000) Each Accident, One Million Dollars ($1,000,000) bodily injury by disease and One Million Dollars ($1,000,000) bodily injury by disease – policy limit. This policy shall include a waiver of subrogation in favor of the Owner.

(v) If any alcoholic beverages are sold, distributed, furnished or served on a commercial basis, at or from any portion of the Premises, Operator shall cause the Concessionaire to provide liquor liability insurance (Dram Shop) for liability in an amount not less than $2,000,000 each occurrence and $2,000,000 aggregate.

All policies of insurance provided for in this Section shall be issued by insurance companies with a Best’s Rating of not less than A- and a Best’s Financial Performance Rating of not less than VII as rated in the most current available A.M. Best Company Key Rating Guide and qualified to do business in the State of Colorado. Upon written request by Owner from time to time, Operator shall cause a certificate of each such policy to be delivered to Owner.

(b) Owner’s Insurance. During the Term, Owner shall maintain or cause to be maintained, at Owner’s sole cost and expense except as set forth in (i) below, insurance policies providing for the following coverage:

(i) “All-Risk” property insurance providing coverage for the building, including boiler and machinery coverage, and all FF&E and personal property, written on an agreed amount basis covering the full replacement cost of the building and any appurtenant structures, if any, and any Improvements and include a waiver of subrogation in favor of Operator. Such policy shall also insure against the perils of flood and earthquake. Subject to the foregoing, during the Term, the premiums on the insurance for the Venue shall be a Venue Expense.

(ii) If applicable, commercial auto liability insurance providing a minimum limit of One Million Dollars ($1,000,000) each accident combined single limit for all owned, non-owned and hired automobiles.

(iii) Commercial general liability insurance providing coverage for bodily injury and property damage liability, personal and advertising injury liability, with minimum limits of One Million Dollars ($1,000,000) each occurrence and Two Million Dollars ($2,000,000) in the aggregate, providing coverage for Owner’s and/or Property Manager’s premises liability and/or completed operations activities arising out of any Common Areas. This policy shall include Operator and its parent, subsidiaries, affiliates, directors, officers and employees as additional insureds.

(iv) Commercial umbrella excess liability insurance with a minimum limit of Ten Million Dollars ($10,000,000) each occurrence and Ten Million Dollars ($10,000,000) in the aggregate. This coverage shall be excess over the commercial auto liability, commercial general liability and employers’ liability policies.

(v) Workers’ compensation and employers’ liability providing coverage for Owner’s and/or property manager’s employees, for workers’ compensation with statutory limits under any applicable law, and employers’ liability insurance with minimum limits of One Million Dollars ($1,000,000) Each Accident, One Million Dollars ($1,000,000) bodily injury by disease and One Million Dollars ($1,000,000) bodily injury by disease – policy limit. This policy shall include a waiver of subrogation in favor of Operator.

All policies of insurance provided for in this Section shall be issued by insurance companies with a Best’s Rating of not less than A- and a Best’s Financial Performance Rating of not less than VII as rated in the most current available A.M. Best Company Key Rating Guide and qualified to do business in the State of Colorado. Upon written request by Operator from time to time, Owner shall cause a certificate of each such policy to be delivered to Operator.

19. ASSIGNMENT.

(a) Assignment. This Agreement shall not be assignable, in whole or in part, without the prior written consent of the other Party; except that (i) Operator may assign this Agreement to an Affiliate (as defined below) or as part of a sale of its equity, all or substantially all of its assets or any other change of control transaction without the consent of Owner, and (ii) Owner may assign this Agreement to an Affiliate to whom Owner is concurrently transferring all or substantially all of its interest in the Venue, or as part of a sale of its equity or all or substantially all of its assets or any other change of control transaction without the consent of Operator. No such assignment shall relieve the assignor of its obligations hereunder. If either Party delegates any of its obligations hereunder to any other person, firm or entity, such Party shall remain fully liable for the performance of such obligations. “Affiliate” shall mean, with respect to an entity, any person or entity that directly or indirectly controls, is controlled by or is under common control with such entity. Any assignment or delegation in violation of this paragraph shall be void and of no force or effect.

(b) Licenses and Agreements. Notwithstanding anything to the contrary contained in this Agreement, Operator’s agreements with its Concessionaire, license agreements for the Premises under so called “four wall deals” for a limited engagement, co-promotions, operating agreements, management agreements, catering agreements, event agreements for specific performances or events, rental agreements for specific performances or events, filming and location agreements and other uses consistent with operation of a concert or event venue or otherwise contemplated within the definition of Permitted Uses shall not be considered assignments, sublets or transfers under this Agreement.

(c) Release of Owner. If Owner conveys all of its right, title and interest in and to the Premises in a transaction that otherwise complies with the provisions of this Agreement, and the transferee assumes in writing all of the obligations of Owner accruing from and after the date of such transfer under this Agreement, then Owner shall be released from all of the obligations of Owner accruing from and after the date of such transfer under this Agreement. Owner shall provide prompt written notice to Operator of any such transfer, together with a true and complete copy of such written assumption agreement. Operator shall not be obligated to pay the Operating Fee following any such transfer until the transferee has provided Operator a completed IRS Form W-9.

20. REPORTING; AUDIT RIGHTS

(a) Reporting. Operator shall make available to Owner the following reports when available: annual budget, quarterly financial reports and Year-end financial reports.

(b) Audit Rights. During the Term, each Party shall provide the other with (a) full and complete access during regular business hours to the Party’s Venue related books and records and (b) the right to inspect and copy, and to perform, at the expense of the auditing Party, audits or reviews of such books and records. Each Party acknowledges that certain information made available to the other Party may constitute “material non-public information” within the meaning of the U.S. federal securities laws. In addition to any recovery payable to a Party in connection with any such audit, should any such audit discover any discrepancy or underpayment equal to at least ten percent (10%) of the monies which were due and payable over the periods covered by the examination, then the Party being audited shall be responsible for the reasonable cost of the audit.

21. MISCELLANEOUS.

(a) Covenant of Quiet Enjoyment. Owner covenants that, for so long as no Event of Default is continuing, Operator shall peaceably have, hold and enjoy the Premises, without any interruption or disturbance from Owner or anyone lawfully or equitably claiming through or under Owner.

(b) No Partnership. Notwithstanding anything to the contrary herein, or in any other communications to, from or between Owner and Operator, prior to the Effective Date or thereafter, Owner and Operator are not and shall not be deemed to be partners or joint venturers. Neither Owner nor Operator has or shall have any fiduciary or other duties to one another, it being understood that the relationship between them is contractual, and governed solely by this Agreement and the other written agreements referred to herein

(c) Parties’ Limited Liability. Notwithstanding anything to the contrary herein or under applicable law, none of the constituent partners, officers, members, principals, shareholders, agents or employees of Owner or Operator shall be personally liable hereunder.

(d) Successors. This Agreement and all rights and liabilities herein given to, or imposed upon, the respective parties hereto shall extend and inure to and bind the several respective heirs, executors, administrators, successors and assigns of the said parties. Owner hereby acknowledges and agrees that the rights granted to Operator in this Agreement are exclusive to Operator, and are to be superior to the rights of all others.

(e) Severability. If any term or provision of this Agreement, or the application thereof to any person or circumstances, shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and shall be enforced to the fullest extent permitted by law.

(f) No Waiver. No failure by either Party to insist upon the strict performance of any term, covenant, agreement, provision, condition or limitation of this Agreement to be kept, observed or performed by either party, and no failure by either party to exercise any right or remedy available upon a breach of any such term, covenant, agreement, provision, condition or limitation of this Agreement, shall constitute a waiver of any such breach or of any such term, covenant, agreement, provision, condition or limitation of this Agreement. The consent or approval by either party to or of any act requiring such party’s consent or approval shall not be deemed to waive or render unnecessary the consent or approval by such party to or of any subsequent similar act.

(g) Governing Law; Jurisdiction. It is the intent of the parties hereto that all questions with respect to the construction of this Agreement and the rights and the liabilities of the parties hereto shall be determined in accordance with the laws of the State of Colorado, without giving effect to conflict of law rules, and all actions or proceedings shall be exclusively in any court of competent jurisdiction in Colorado.

(h) Waiver of Jury Trial. OWNER AND OPERATOR HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER OF THE PARTIES HERETO AGAINST THE OTHER ON, OR IN RESPECT OF, ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS LEASE, THE RELATIONSHIP OF OWNER AND OPERATOR HEREUNDER, OPERATOR’S USE OR OCCUPANCY OF THE LEASED PREMISES AND/OR ANY CLAIM OF INJURY OR DAMAGE.

(i) Attorneys’ Fees. In any action or proceeding hereunder, the prevailing party shall be entitled to recover from the other party the prevailing party’s reasonable costs and expenses in such action or proceeding, including reasonable attorneys’ fees, costs and expenses. If either party is sued by a third party as a result of a violation of a covenant or warranty herein contained by the other party hereto, then the party who has violated the covenant or warranty shall be responsible for the reasonable costs and expenses in such action or proceeding incurred by the other party, including reasonable attorneys’ fees, costs and expenses

(j) Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such costs and expenses.

(k) Survival. All terms and provisions of this Agreement shall survive the Agreement Termination or expiration of this Agreement, except those that by their nature would ordinarily terminate upon termination or expiration of a real property lease.

(l) General Rules of Construction. (a) This Agreement may be executed in several counterparts, and the counterparts shall constitute one and the same instrument; (b) the parties agree that a scanned or electronically reproduced copy or image of this Agreement bearing the party’s signatures shall be deemed an original and may be introduced or submitted in any action or proceeding as competent evidence of the execution, terms and existence hereof notwithstanding the failure or inability to produce or tender an original, executed counterpart of this Agreement and without the requirement that the unavailability of such original, executed counterpart of this Agreement first be proven; (c) (i) wherever appropriate herein, the singular includes the plural and the plural includes the singular; (ii) whenever the word “including” is used herein, it shall be deemed to mean “including, but not limited to”; (d) this Agreement shall be interpreted in accordance with the words thereof, without reference to extrinsic evidence of any party’s intent, and neither this Agreement nor any provision hereof shall be interpreted against any party by virtue of such party having drafted this Agreement or such provision; and (e) it would be unreasonable under the circumstances for either party to rely upon any purported oral modification or waiver of any provision of this Agreement.

(m) Headings. The captions, section numbers, article numbers and index appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe, or describe the scope or intent of such sections or articles of this Agreement nor in any way affect this Agreement.

(n) Notices. No notice required or permitted to be given under this Agreement shall be effective unless the same is (a) in writing and is delivered in person or by Federal Express or other reliable national courier service, provided that any such courier service provides written evidence of delivery; (b) in electronic form and is delivered via e-mail as a readily identifiable attachment thereto in portable document format (pdf). Any such notice or communication shall be addressed as follows or to such other address as Owner or Operator may from time to time designated to the other party in writing:

If to Operator:	AEG Presents – Rocky Mountains, LLC
4180 Wynkoop Street, Suite 300 Denver, Colorado 80216
Attn: Brent Fedrizzi
Email: [●]

With a copy to:	AEG Presents LLC
425 West 11th Street, Suite 400
Los Angeles, CA 90015
Attn: Shawn Trell
Email: [●]

If to Owner:	Notes Live, Inc.
1755 Telstar Dr, STE 501
Colorado Springs, CO 80920
Attn: JW Roth
Email: [●]

With a copy to:	Dykema Gossett PLLC
111 E. Kilbourn Ave, Suite 1050
Milwaukee, WI 53202
Attn: Peter Waltz
Email: [●]

(o) Confidentiality. Each Party will use reasonable efforts to treat as confidential all information provided by the other Party pursuant to this Agreement which is either designated as confidential or which a reasonable business person would assume to be confidential and which does not otherwise become known to the public (other than by reason of a breach of confidentiality). The terms and provisions of this Agreement and those of any other agreements entered into by either Party and any information regarding a Party hereto or its Affiliates which is learned by any other Party as a result of this Agreement, the negotiations leading up to it or the performance hereof shall be deemed to be confidential. Confidential information shall not be disclosed by the Parties or their attorneys to any third Parties other than (i) as is reasonably necessary for the fulfillment of this Agreement to their accountants and/or attorneys, and (ii) as otherwise as may be required by law, governmental regulation or court order.

(p) Press Releases. The Parties agree to endeavor to coordinate all publicity in connection with the announcement of this Agreement and Operator’s operation of the Venue, it being understood that no Party shall issue any press release or other public notice without the prior written consent of Operator.

(q) Entire Agreement. This Agreement, the exhibits and the other instruments and agreements referenced herein contain the entire agreement between the parties hereto, and there are no promises, agreements, conditions, undertakings, warranties, or representations, oral or written, express or implied, between them other than as herein and therein set forth. No change or modification of this Agreement or of any of the provisions hereof shall be valid or effective unless the same is in writing and signed by the parties hereto. No alleged or contended waiver of any of the provisions of this Agreement shall be valid or effective unless in writing signed by the party against whom it is sought to be enforced.

[Signatures on Following Page]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement on the date and year first above written.

AEG PRESENTS – ROCKY MOUNTAINS, LLC

By:	/s/ Shawn Trell
Name:	Shawn Trell
Title:	Executive Vice President & Chief Operating Officer

NOTES LIVE, INC.

By:	/s/ JW Roth
Name:	JW Roth
Title:	Founder, Chairman & CEO

EXHIBIT A

SCHEMATIC SEATING PLAN

LEVEL 3 - ROOFTOP TERRACE SEATING
(7) 1,162 sf Suites / 15 p/sf = 78 people per suite
Total = 546 +/- @ Level 3 RT Terrace
LEVEL 2 - TERRACE SEATING
256 +/- @ Tables
98 +/- @ Lounge Seating
Total = 354 +/- @ Level 1 Terrace
LEVEL 1 - TERRACE SEATING
240 +/- @ Tables
60 +/- @ Lounge Seating
Total = 300 +/- @ Level 1 Terrace
ROTH'S
Anticipated Outdoor Seating
Level 3 = 546
Level 2 = 354
Level 1 = 300
TOTAL OUTDOOR SEATING = 1,200
SUNSET MUSIC COLISEUM
Fixed Seating = 3,994
Pit Seating (Removable) = 126
ADA Seating w/ Companion = 176
Subtotal Fixed Seating = 4,296
Fire Pit Terrace Seating = 736
Subtotal Fixed | ADA | Terrace= 5,032
Lawn Seating = 2,968
TOTAL SEATING IN VENUE = 8,000
ADA SEATING ZONE (TYP)
LAWN = 24,857 sf = 2,968
UPPER BOWL = 1,986
ADA SEATING ZONE (TYP)
FIRE PIT TERRACE = 736
ADA SEATING ZONE (TYP)
LOWER BOWL = 2,008
PIT = 126

UPDATED SEATING STUDY
04-14-23

BCA-STUDIOS
ARCHITECTS
GAINESVILLE | ATLANTA

EXHIBIT B

form of Work LETTEr